
January 6, 2015

Via E-mail
Dustin Lewis
Chief Financial Officer
MVP REIT, Inc.
12730 High Bluff Drive, Suite 110
San Diego, CA 92130

> **Re:**   **MVP REIT, Inc.**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 333-180741**

Dear Mr. Lewis:

We have reviewed your response dated December 12, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the interim period ended September 30, 2014

Note L – Acquisitions, page 22

1.   We note your response to prior comment 2 and reissue the comment in part. Please address the following:

   a.   Tell us how you accounted for the exchange of properties with VRM I and VRM II and cite the accounting literature relied upon; and

   b.   Please provide us with a reconciliation of the fair values of the assets and liabilities exchanged as disclosed in your response with the fair values disclosed in Note L.

Dustin Lewis
MVP REIT, Inc.
January 6, 2015
Page 2

  You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3693 if you have questions regarding comments on the financial statements and related matters.

     Sincerely,

     /s/ Eric McPhee

     Eric McPhee
     Senior Staff Accountant